Exhibit 4.12

SELLERS' AGREEMENT

This agreement ("**Agreement**") is entered on the date hereof between:

(1) **planA.earth GmbH** (hereinafter the "**Company**");

(2) **Mau Dana UG (haftungsbeschränkt)** (hereinafter "**Seller 1**");

(3) **Bonnisseau Zukunft UG (haftungsbeschränkt)** (hereinafter "**Seller 2**");

(4) **Sasha Bezuhanova-Yordanova** (hereinafter "**Seller 3**");

(5) **Creator Companies LLC** (hereinafter "**Seller 4**");

(6) **FPCI Demeter 6 Amorçage** represented by Demeter Investment Managers (hereinafter "**Seller 5**");

(7) **coparion GmbH & Co. KG** (hereinafter "**Seller 6**");

(8) **KEEN Venture Partners Fund II Coöperatief U.A.** represented by Keen Venture Partners B.V. (hereinafter "**Seller 7**");

(9) **HV Holtzbrinck Ventures Fund VIII GmbH & Co. geschlossene Investment KG** (hereinafter "**Seller 8**");

(10) **Hala Haenisch-Zeine** (hereinafter "**Seller 9**");

(11) **Magic Flow UG (haftungsbeschränkt)** (hereinafter "**Seller 10**");

(12) **David Vismans** (hereinafter "**Seller 11**");

(13) **RL Capital GmbH** (hereinafter "**Seller 12**");

(14) **The Circle I Holdings Limited** (hereinafter "**Seller 13**");

(15) **Deutsche Bank Aktiengesellschaft** (hereinafter "**Seller 14**");

(16) **Lightspeed Venture Partners XIV-B (Ignite), L.P.** (hereinafter "**Seller 15**");

(17) **Illusian Ventures I Ky** (hereinafter "**Seller 16**");

(18) **Opera Tech Ventures S.L.P** (hereinafter "**Seller 17**");

(19) **Visa International Service Association** (hereinafter "**Seller 18**"); and

(20) **Flixfounders 2 GmbH & Co. KG** (hereinafter "**Seller 19**", Seller 1 through Seller 19 hereinafter together referred to as the "**Sellers**" and each a "**Seller**; Sellers with the

Company and the Founders hereinafter together referred to as the "**Parties**" and each a "**Party**").

PREAMBLE

(A) The Sellers are the sole shareholders of the Company, a limited liability company (*Gesellschaft mit beschränkter Haftung*) incorporated under German law with registered seat in Berlin, Germany, registered with the commercial register (*Handelsregister*) of the local court (*Amtsgericht*) of Charlottenburg under HRB 186096 B.

(B) The Sellers intend, subject to the terms and conditions of a separate share purchase and transfer agreement to be concluded on or about the date hereof ("**SPA**"), to sell and transfer all shares in the Company to Diginex Limited with registered office at Diginex Limited, c/o Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands, registered with the Cayman Islands General Registry under company number 406606 (the "**Transaction**"). Capitalised terms used and not otherwise defined in this agreement (the "**Agreement**") shall have the same meaning as defined in the SPA.

(C) The Parties have entered into an investment and restated shareholders' agreement dated 13 September 2023 and into an investment agreement and amendment agreement dated 15 May 2025 (deed index no. 1051/2025 MS of notary public Dr. Matthias Santelmann, Berlin), by which, inter alia, the restated shareholders' agreement dated 13 September 2023 was amended (together, the "**ISHA**"), which shall continue to apply, inter alia, for the allocation of proceeds received under the SPA among the Sellers.

(D) Upon the instruction of certain Sellers, the Company has initiated the sale process in preparation of the Transaction and has, in this respect, engaged the M&A advisory firm Torch Partners ("**Torch**"), the law firm Morrison & Foerster LLP ("**MoFo**"), the tax advisory firm Grant Thornton AG Wirtschaftsprüfungsgesellschaft ("**GT**") as well as the Data Room Provider Ansarada (Torch, MoFo, GT and Ansarada jointly the "**Advisors**) at Sellers' costs.

(E) The Parties aim to document their agreement, that the Sellers will bear all costs, fees, taxes and expenses which the Company has incurred or will incur by mandating the Advisors in its own name, but economically for account of the Sellers, in connection with the Transaction, and, in light thereof, the Parties wish to put into writing their agreement regarding the cost coverage in this Agreement, while the Company has an understanding with the Advisors that the Advisors will not invoice any costs, fees or expenses in connection with the Transaction prior to either the closing of the Transaction or such point in time at which the Transaction has ultimately failed.

(F) Sellers desire to enter into certain agreements with respect to the appointment and powers of the Sellers' Representative.

NOW, THEREFORE, the Parties agree as follows:

1. Distribution of proceeds

1.1 Attached as **Annex 1.1** is a waterfall calculation ("**Proceeds Waterfall**") of the proceeds from the Transaction. The Sellers agree that the Proceeds Waterfall reflects the correct distribution and allocation of proceeds from the Transaction.

1.2 In particular, the Sellers hereby agree that (i) the CEO Bonus of Seller 1, as defined and agreed between the Parties in the ISHA, is a payment directly from the proceeds under the SPA in cash and shares as set-out in the Proceeds Waterfall, and (ii) the Management Bonus (excluding consideration to Seller 2, which is allocated as direct proceeds pursuant to Annex 3.1.1 of the SPA), as defined and agreed between the Parties in the ISHA, shall be settled as set-out in the Proceeds Waterfall.

2. Transaction Costs

2.1 As per the prior agreement with the Sellers, the Company has engaged the Advisors required for or conductive to the Transaction, with the respective fees of the Advisors as well as filing fees incurred in connection with the Transaction (including VAT, if applicable) being set out in **Annex 2.1** (the "**Transaction Costs**"). The Sellers, receiving cash proceeds as per the Proceeds Waterfall, hereby undertake severally and as partial debtors vis-à-vis the Company to satisfy the respective creditors of the Transaction Costs pro rata as set-out in the Proceeds Waterfall. The Parties agree that this assumption of performance (*Erfüllungsübernahme*) does not extend to any increases or extensions of the Transaction Costs arising after the execution of this Agreement.

2.2 In order to facilitate payments in the course of the closing of the Transaction the Parties agree and Sellers may agree respectively within the SPA, that the Transaction Costs shall be paid from the cash portion of the total purchase price under the SPA directly to the respective creditor of the Transaction Costs in fulfilment of the Sellers' obligation towards the Company to bear the Transaction Costs.

3. Joint Representative

3.1 Sellers intend to appoint Seller 5 (the "**Appointee**") as Joint Representative (as defined in the SPA) under the SPA.

3.2 If and when the Appointee receives a notice under the SPA in his capacity as Joint Representative, he shall promptly inform all other Sellers about such notice and provide them with a copy thereof to the email addresses as set out in Annex 18.1 of the SPA.

3.3 Before taking any action in his capacity as Joint Representative with respect to which the Appointee has discretionary or decision-making authority under the SPA, the Appointee shall obtain the consent of Sellers representing more than 50% of the Sold Shares and always also including the Preferred Majority (as such term is defined in the ISHA, and determined on the basis of the shareholding of the Sellers in the Company immediately prior to the closing of the Transaction) ("**Seller Majority**") and shall follow any reasonable instructions on the subject given to him by such Seller Majority. Where the prior consent of all Sellers is required for any action or declaration by the Joint Representative pursuant

to the terms of the SPA; the Joint Representative shall only take such action or make such declaration after having obtained such prior consent.

3.4 Nothing in this Agreement shall affect the right to terminate the Appointee as Joint Representative and appoint a new Joint Representative in accordance with the terms of the SPA.

4. Role of the Company

The Parties agree and confirm that the Company is a Party to this Agreement solely for the purposes of § 2 and that the Company will automatically cease to be a Party to this Agreement upon the occurrence of the closing of the Transaction under the SPA so that following the closing, the Company will have no rights or obligations under this Agreement and any modification or termination of this Agreement will no longer require the consent or approval of the Company.

5. Miscellaneous

5.1 The Parties shall take any and all measures and make and accept any and all declarations in the required form as required to implement and bring into effect the provisions of this Agreement.

5.2 This Agreement is subject to the provisions of the laws of Germany under exclusion of its rules of conflict of laws and the provisions on the Uniform Law on the International Sale of Goods (*CISG*).

5.3 In this Agreement the headings are inserted for convenience only and shall not affect the interpretation of this Agreement. Where a German term has been inserted in quotation marks and/or italics it alone (and not the English term to which it relates) shall be authoritative for the purpose of the interpretation of the relevant English term in this Agreement.

5.4 All amendments to this Agreement (including to this Section 5.4) must be made in written form and executed by all Parties to be valid unless notarization is required under mandatory law. The Parties may executed this Agreement in multiple versions.

5.5 All disputes arising out of or in connection with this Agreement or its validity are to be decided, to the extent legally possibly, by the ordinary competent courts in Berlin, Germany.

5.6 This Agreement represents the entire agreement between the Parties and shall supersede all previous contracts, arrangements or understandings between the Parties with respect to the subject matter hereof.

5.7 Should any provision of this Agreement be or become invalid, ineffective or unenforceable in whole or in part, the validity, effectiveness and enforceability of the remaining provisions shall not be affected thereby. Such invalid, ineffective or unenforceable provision shall be deemed to be amended and replaced by such valid, effective and

enforceable provision as regards form, subject matter, amount, measure, time, place and jurisdiction which shall accomplish as far as possible the economic purpose and intent and purpose of the Parties with respect to the invalid, ineffective or unenforceable provision. The same shall apply mutatis mutandis to any situation not contemplated under and/or covered by this Agreement.

planA.earth GmbH

Mau Dana UG (haftungsbeschränkt)

Sasha Bezuhanova-Yordanova

Bonnisseau Zukunft UG (haftungsbeschränkt)

Creator Companies LLC

FPCI Demeter 6 Amorçage

coparion GmbH & Co. KG

KEEN Venture Partners Fund II Coöperatief U.A.

HV Holtzbrinck Ventures Fund VIII GmbH & Co. geschlossene Investment KG

Hala Haenisch-Zeine

Magic Flow UG (haftungsbeschränkt)

David Vismans

RL Capital GmbH

The Circle I Holdings Limited

Deutsche Bank Aktiengesellschaft

Lightspeed Venture Partners XIV-B (Ignite), L.P.

Illusian Ventures I Ky

Opera Tech Ventures S.L.P

Visa International Service Association

Flixfounders 2 GmbH & Co. KG

Annex 1.1 Proceeds Waterfall

[please see separate excel -file]

Annex 2.1 Transaction Costs

Project Pyra Fee schedule	
Upfront	
Company	**Fee (post VAT) in EUR**
Torch Partners	1.010.650
Morrison Foerster	232.050
Ansarada (VDR)	1.140
Grant Thornton (Tax - DE)	43.061
Grant Thornton (Tax - BG)	2.380
Grant Thornton (Tax - FR)	8.832
Total transaction fee	**1.298.113**
2028 earnout	
Torch Partners	250.000